ONCOGENEX PHARMACEUTICALS, INC.

19820 North Creek Parkway

Bothell, Washington 98011

June 9, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Suzanne Hayes Ada D. Sarmento Erin Jaskot Rolf Sundwall Mark Brunhofer

Re:	OncoGenex Pharmaceuticals, Inc. Registration Statement on Form S-4 File No. 333-216961 Originally filed March 27, 2017, as amended

Requested Date: June 13, 2017

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

OncoGenex Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-4 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”).

The Registrant hereby authorizes Robert Freedman or Amanda Rose, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Rose at (206) 389-4553, or in her absence, Mr. Freedman at (650) 335-7292.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Sincerely,

ONCOGENEX PHARMACEUTICALS, INC.

By:	/s/ John Bencich
John Bencich
Chief Financial Officer

cc:

Scott Cormack, Chief Executive Officer

John Bencich, Chief Financial Officer

OncoGenex Pharmaceuticals, Inc.

Alan Smith, Esq.

Robert Freedman, Esq.

Kee Kim, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Robert Carlson, Esq.

Nicholas DeAngelis, Esq.

Paul Hastings LLP